NEWS RELEASE

SHAW ANNOUNCES REDEMPTION
OF 8.25% U.S DOLLAR SENIOR NOTES DUE APRIL 11, 2010

Calgary, Alberta (September 24, 2009) – Shaw Communications Inc. announced today that it has given notice of its intention to redeem all of its outstanding U.S.$440 million 8.25% Senior Notes due April 11, 2010. The CUSIP number of the Senior Notes is 82028K AC5.

The redemption date will be October 13, 2009. The redemption price, being the Redemption Price as defined in the indenture governing the Senior Notes (which includes accrued and unpaid interest thereon to, but excluding, the redemption date), will be payable in cash in accordance with the terms of the Senior Notes and the aforementioned indenture.

This news release is for informational purposes only and is not an offer to buy any securities of Shaw Communications Inc.

Shaw Communications Inc. is a diversified communications company whose core business is providing broadband cable television, High-Speed Internet, Digital Phone, telecommunications services (through Shaw Business Solutions) and satellite direct-to-home services (through Shaw Direct).  The Company serves 3.4 million customers, including over 1.6 million Internet and 775,000 Digital Phone customers, through a reliable and extensive network, which comprises 625,000 kilometres of fibre.  Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol:  TSX – SJR.B, NYSE – SJR).

For further information, please contact:

Shaw Investor Relations Department
investor.relations@sjrb.ca